September 12, 2012

Via EDGAR

United States Securities and Exchange Commission
Attn: Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Washington, D.C.  20549

Re:	Flagstone Reinsurance Holdings, S.A. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 13, 2012 File No. 001-33364

Dear Mr. Rosenberg,

Per our exchange earlier today, this letter will serve to confirm that Flagstone was granted a ten business day extension to respond to the comment letter of August 29, 2012.  We undertake to respond prior to that time with no further requests for extensions.

Respectfully,

/s/ William F. Fawcett
William F. Fawcett
General Counsel
Flagstone Reinsurance Holdings, S.A.